EXHIBIT 99.4

PennantPark Senior Loan Fund, LLC

Consolidated Financial Statements and

Independent Auditor’s Report

September 30, 2022 and 2021

Independent Auditor’s Report

To the Member Designees’ Committee

PennantPark Senior Loan Fund, LLC

Opinion

We have audited the consolidated financial statements of PennantPark Senior Loan Fund, LLC and its subsidiaries (the Fund), which comprise the consolidated statements of assets, liabilities, and members’ equity, including the consolidated schedules of investments, as of September 30, 2022 and 2021, the related consolidated statements of operations, changes in members’ equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Fund as of September 30, 2022 and 2021, and the results of its operations, changes in members’ equity and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Fund and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Fund’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•
Exercise professional judgment and maintain professional skepticism throughout the audit.
•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control. Accordingly, no such opinion is expressed.
•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Fund’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

/s/ RSM US LLP

New York, New York

November 17, 2022

PennantPark Senior Loan Fund, LLC
Consolidated Statements of Assets, Liabilities and Members' Equity
($ In thousands)

	September 30, 2022	September 30, 2021
Assets
Investments at fair value (cost—$738,219 and $405,009, respectively)	$730,108	$405,233
Cash and cash equivalents (cost—$42,966 and $11,013, respectively)	42,966	11,013
Receivable for investments sold	3,870	—
Interest receivable	2,970	1,175
Prepaid expenses and other assets	1,373	—
Total assets	781,287	417,421
Liabilities
Credit facility payable	257,600	224,000
2034 Asset-backed debt, net (par—$246,000)	243,896	—
Notes payable to members	145,472	106,041
Payable for investments purchased	37,658	12,793
Interest payable on credit facility and asset backed debt	4,676	1,499
Distribution payable to Members	4,000	2,800
Interest payable on notes to members	2,703	1,644
Accrued expenses	820	612
Total liabilities	696,825	349,389
Commitments and contingencies (See Note 11)
Members' equity	84,462	68,032
Total liabilities and members' equity	$781,287	$417,421

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PennantPark Senior Loan Fund, LLC
Consolidated Statements of Operations
($ In thousands)
	Year Ended September 30,
	2022	2021
Investment income:
Interest	$37,905	$27,489
Other income	246	1,803
Total investment income	38,151	29,292
Expenses:
Interest expense on credit facility and asset-backed debt	11,023	6,284
Interest expense on notes to members	11,692	9,533
Administrative services expenses	1,171	1,172
General and administrative expenses	447	447
Total expenses	24,333	17,436
Net investment income	13,818	11,856
Realized and unrealized gain (loss) on investments:
Net realized gain on investments	376	545
Net change in unrealized appreciation (depreciation) on investments	(8,334)	4,880
Net realized and unrealized gain (loss) from investments	(7,958)	5,425
Net increase (decrease) in members' equity resulting from operations	$5,860	$17,281

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PennantPark Senior Loan Fund, LLC
Consolidated Statements of Changes in Members’ Equity
($ In Thousands)

	Year Ended September 30,
	2022	2021
Net change in members’ equity resulting from operations:
Net investment income	$13,818	$11,856
Net realized gain on investments	376	545
Net change in unrealized appreciation (depreciation) on investments	(8,334)	4,880
Net increase (decrease) in members’ equity resulting from operations	5,860	17,281
Capital contributions (See Note 6)	25,570	10,786
Distributions	(15,000)	(10,400)
Net increase (decrease) in members’ equity	16,430	17,667
Members’ equity
Beginning of year	68,032	50,365
End of year	$84,462	$68,032

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PennantPark Senior Loan Fund, LLC
Consolidated Statements of Cash Flows
($ In Thousand)
	Year Ended September 30,
	2022	2021
Cash flows from operating activities:
Net increase in members’ equity resulting from operations	$5,860	$17,282
Adjustments to reconcile net increase in members’ equity resulting from operations to net cash used in operating activities:
Net change in unrealized (appreciation) depreciation on investments	8,334	(4,880)
Net realized (gain) loss on investments	(376)	(545)
Net accretion of discount and amortization of premium	(2,080)	(1,573)
Purchases of investments	(431,196)	(149,393)
Ammortization of deferred financing costs	(2,104)	—
Payment-in-kind interest	(38)	(364)
Proceeds from disposition of investments	100,481	104,888
(Increase) or Decrease in:
Receivable for investments sold	(3,870)	—
Interest receivable	(1,794)	(298)
Prepaid expenses and other assets	(1,375)	—
Increase (Decrease) in:
Payable for investments purchased	24,865	7,093
Interest payable on credit facility and asset backed debt	3,177	(150)
Interest payable on notes to members	1,059	287
Accrued expenses	208	297
Net cash provided by (used in) operating activities	(298,849)	(27,356)
Cash flows from financing activities:
Members’ capital contributions	25,570	10,785
Notes issued to members	39,432	18,541
Distribution paid to members	(13,800)	(8,994)
Proceeds from Asset Backed Debt issued	246,000	—
Borrowings under credit facility	306,600	50,500
Repayments under credit facility	(273,000)	(40,000)
Net cash provided by financing activities	330,802	30,832
Net increase in cash and cash equivalents	31,953	3,476
Cash and cash equivalents, beginning of year	11,013	7,537
Cash and cash equivalents, end of year	42,966	11,013
Supplemental disclosure of cash flow information
Interest paid on notes to members	$10,633	$9,245
Interest paid on credit facility and asset backed debt	$7,846	$6,434

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PennantPark Senior Loan Fund, LLC
Consolidated Schedule of Investments
September 30, 2022 ($ In Thousand)
Issuer Name	Maturity	Industry	Current Coupon	Basis Point Spread Above Index (1)	Par	Cost	Fair Value (2)
First Lien Secured Debt - 864.4%
Ad.net Acquisition, LLC	05/06/26	Media	9.67%	3M L+600	$4,938	$4,938	$4,900
Alpine Acquisition Corp II	11/30/26	Containers, Packaging and Glass	8.69%	3M L+800	9,975	9,785	9,576
Altamira Technologies, LLC	07/24/25	Aerospace and Defense	10.81%	3M L+550	871	864	841
American Insulated Glass, LLC	12/21/23	Building Materials	7.79%	3M L+575	19,906	19,867	19,906
Amsive Holding Corporation (f/k/a Vision Purchaser Corporation)	06/10/25	Media	9.95%	1M L+550	14,104	13,968	13,892
Anteriad, LLC (f/k/a MeritDirect, LLC)	05/23/24	Media	9.17%	3M L+550	15,168	15,084	15,168
Any Hour Services	07/21/27	Personal, Food and Miscellaneous Services	7.98%	3M L+575	9,942	9,934	9,743
Apex Service Partners, LLC	07/31/25	Personal, Food and Miscellaneous Services	6.25%	3M L+575	6,569	6,502	6,536
Apex Service Partners, LLC Term Loan B	07/31/25	Personal, Food and Miscellaneous Services	6.55%	3M L+550	3,323	3,298	3,307
Apex Service Partners, LLC - Term Loan C	07/31/25	Personal, Food and Miscellaneous Services	6.50%	3M L+600	7,607	7,607	7,569
Applied Technical Services, LLC	12/29/26	Environmental Services	9.42%	3M L+500	8,822	8,725	8,602
Arcfield Acquisition Corp.	03/07/28	Aerospace and Defense	8.99%	3M L+575	11,940	11,721	11,701
Beta Plus Technologies, Inc.	07/01/29	Business Services	7.56%	1M L+525	15,000	14,700	14,700
Blackhawk Industrial Distribution, Inc.	09/17/24	Distribution	8.57%	3M L+600	17,993	17,772	17,596
Broder Bros., Co.	12/02/22	Personal, Food and Miscellaneous Services	7.39%	3M L+600	9,937	9,937	9,937
Cartessa Aesthetics, LLC	05/13/28	Distribution	9.55%	3M L+600	17,456	17,131	17,194
CF512, Inc.	08/20/26	Media	9.08%	3M L+575	2,985	2,958	2,940
Connatix Buyer, Inc.	07/13/27	Media	8.42%	1M L+550	9,045	9,029	8,819
Dr. Squatch, LLC	08/31/27	Personal and Non-Durable Consumer Products	9.42%	3M L+475	6,435	6,427	6,338
DRI Holding Inc.	12/21/28	Media	8.37%	3M L+575	2,776	2,526	2,489
DRS Holdings III, Inc.	11/03/25	Consumer Products	8.87%	3M L+600	15,142	15,063	14,658
Duraco Specialty Tapes LLC	06/30/24	Manufacturing / Basic Industries	8.62%	3M L+575	8,139	8,008	7,944
ECL Entertainment, LLC	05/01/28	Hotels, Motels, Inns and Gaming	10.62%	3M L+500	4,558	4,558	4,489
ECM Industries, LLC	12/23/25	Electronics	6.32%	3M L+600	2,823	2,761	2,689
Exigo Intermediate II, LLC	03/15/27	Business Services	8.87%	1M L+575	9,950	9,817	9,726
Fairbanks Morse Defense	06/17/28	Aerospace and Defense	7.63%	6M L+475	800	754	740
Global Holdings InterCo LLC	03/16/26	Banking, Finance, Insurance & Real Estate	8.74%	3M L+600	7,343	7,313	7,013
Graffiti Buyer, Inc.	08/10/27	Distribution	8.00%	3M L+550	1,974	1,939	1,895
Hancock Roofing and Construction L.L.C.	12/31/26	Insurance	8.67%	1M L+575	6,835	6,835	6,733
Holdco Sands Intermediate, LLC	11/23/28	Aerospace and Defense	10.17%	1M L+800	19,915	19,535	19,516
HV Watterson Holdings, LLC	12/17/26	Business Services	9.67%	3M L+600	15,255	15,045	14,721
HW Holdco, LLC	12/10/24	Media	6.00%	3M L+700	14,438	14,303	14,257
Icon Partners III, LP	05/11/28	Auto Sector	6.87%	3M L+475	2,333	2,001	1,705
IDC Infusion Services, Inc.	12/30/26	Healthcare, Education and Childcare	10.20%	3M L+750	17,400	17,154	16,617
IG Investments Holdings, LLC	09/22/28	Business Services	9.45%	1M L+575	4,473	4,388	4,428
Imagine Acquisitionco, LLC	11/15/27	Business Services	6.91%	3M L+625	5,636	5,534	5,495
Inception Fertility Ventures, LLC	12/07/23	Healthcare, Education and Childcare	9.96%	3M L+550	20,000	19,545	19,800
Infolinks Media Buyco, LLC	11/01/26	Media	9.42%	1M L+550	6,428	6,428	6,428
Integrity Marketing Acquisition, LLC	08/27/25	Insurance	9.21%	3M L+575	19,954	19,866	19,754
K2 Pure Solutions NoCal, L.P.	12/20/23	Chemicals, Plastics and Rubber	11.12%	3M L+550	14,438	14,316	14,438
LAV Gear Holdings, Inc.	10/31/24	Leisure, Amusement, Motion Pictures, Entertainment	9.95%	3M L+500	2,137	2,129	2,088
Lash OpCo, LLC	02/18/27	Consumer Products	11.17%	1M L+650	19,925	19,708	19,526
Lightspeed Buyer Inc.	02/03/26	Healthcare, Education and Childcare	8.87%	3M L+475	12,345	12,119	11,944
MAG DS Corp.	04/01/27	Aerospace and Defense	9.17%	3M L+550	5,570	5,128	5,069
Magenta Buyer, LLC	07/31/28	Software	7.87%	3M L+500	3,140	2,946	2,826
Mars Acquisition Holdings Corp.	05/14/26	Media	8.62%	1M L+625	7,920	7,861	7,880
MBS Holdings, Inc.	04/16/27	Telecommunications	8.56%	3M L+575	7,406	7,326	7,332
Meadowlark Acquirer, LLC	12/10/27	Business Services	9.17%	3M L+575	2,983	2,926	2,953
Municipal Emergency Services, Inc.	09/28/27	Distribution	7.25%	3M L+550	4,164	4,102	3,923
NBH Group LLC	08/19/26	Healthcare, Education and Childcare	7.80%	3M L+575	7,505	7,426	7,505
OIS Management Services, LLC	07/09/26	Healthcare, Education and Childcare	9.45%	3M L+600	5,257	5,210	5,257
Owl Acquisition, LLC	02/04/28	Education	8.41%	3M L+550	3,990	3,874	3,890
Ox Two, LLC (New Issue)	05/18/26	Distribution	8.32%	1M L+650	4,962	4,911	4,863
PL Acquisitionco, LLC	11/09/27	Retail	9.62%	1M L+575	8,634	8,489	8,419
PlayPower, Inc.	05/08/26	Consumer Products	9.17%	1M L+525	2,580	2,487	2,309
Quantic Electronics, LLC	11/19/26	Aerospace and Defense	9.92%	1M L+600	3,403	3,342	3,335
Quantic Electronics, LLC - Unfunded Term Loan	11/19/26	Aerospace and Defense	0.00%	3M L+625	143	-	(1)
Radius Aerospace, Inc.	03/31/25	Aerospace and Defense	9.46%	3M L+600	12,757	12,657	12,566
Rancho Health MSO, Inc.	12/18/25	Healthcare, Education and Childcare	7.75%	1M L+450	5,180	5,180	5,180
Reception Purchaser, LLC	02/28/28	Transportation	9.13%	SOFR+600	4,975	4,904	4,751
Recteq, LLC	01/29/26	Consumer Products	9.92%	3M L+700	9,850	9,718	9,505
Research Now Group, LLC and Dynata, LLC	12/20/24	Business Services	8.84%	1M L+550	14,542	14,440	13,070
Riverpoint Medical, LLC	06/20/25	Healthcare, Education and Childcare	7.74%	3M L+525	3,192	3,172	3,112
Riverside Assessments, LLC	03/10/25	Education	9.95%	1M L+575	9,949	9,872	9,750
Sales Benchmark Index LLC	01/03/25	Business Services	9.67%	3M L+625	6,859	6,779	6,791
Sargent & Greenleaf Inc.	12/20/24	Electronics	7.15%	3M L+550	5,082	5,082	5,031
Seaway Buyer, LLC	06/13/29	Chemicals, Plastics and Rubber	7.90%	3M L+575	15,000	14,794	14,775
Signature Systems Holding Company	05/03/24	Chemicals, Plastics and Rubber	10.17%	1M L+450	11,951	11,879	11,861
Solutionreach, Inc.	01/17/24	Communications	8.87%	6M L+675	11,386	11,352	11,113
STV Group Incorporated	12/11/26	Transportation	8.37%	3M L+575	12,099	12,031	11,978

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Issuer Name	Maturity	Industry	Current Coupon	Basis Point Spread Above Index (1)	Par	Cost	Fair Value (2)

System Planning and Analysis, Inc. (f/k/a Management Consulting & Research, LLC)	8/16/2027	Aerospace and Defense	8.73%	SOFR+600	16,128	15,785	15,870
Teneo Holdings LLC	7/18/2025	Financial Services	7.73%	3M L+525	3,474	3,435	3,271
The Aegis Technologies Group, LLC	10/31/2025	Aerospace and Defense	9.67%	3M L+600	11,208	11,102	11,096
The Bluebird Group LLC	7/27/2026	Business Services	10.67%	3M L+650	5,502	5,549	5,557
The Vertex Companies, LLC	8/30/2027	Business Services	8.62%	3M L+550	4,531	4,485	4,509
TPC Canada Parent, Inc. and TPC US Parent, LLC	11/24/2025	Food	7.78%	3M L+525	5,536	5,392	5,370
TVC Enterprises, LLC	3/26/2026	Transportation	8.87%	3M L+600	17,381	17,244	16,946
TWS Acquisition Corporation	6/16/2025	Education	8.76%	3M L+625	7,949	7,917	7,910
Tyto Athene, LLC	4/3/2028	Aerospace and Defense	7.76%	3M L+550	12,064	11,938	11,208
UBEO, LLC	4/3/2024	Printing and Publishing	8.17%	3M L+450	4,674	4,657	4,604
Unique Indoor Comfort, LLC	5/24/2027	Home and Office Furnishings, Housewares	8.95%	3M L+525	9,975	9,840	9,755
Wildcat Buyerco, Inc.	2/27/2026	Electronics	9.45%	SOFR+575	11,506	11,420	11,110
Zips Car Wash, LLC	3/1/2024	Business Services	10.24%	3M L+725	19,998	19,673	19,498

Total First Lien Secured Debt						738,219	730,108
Total Investments - 864.4%
Cash and Cash Equivalents - 50.9%
BlackRock Federal FD Institutional 30						42,966	42,966
Total Cash and Cash Equivalents						42,966	42,966
Total Investments and Cash Equivalents - 915.3%						$781,185	$773,073
Liabilities in Excess of Other Assets — (815.3)%							(688,612)
Members' Equity—100.0%							$84,462

(1) Represents floating rate instruments that accrue interest at a predetermined spread relative to an index, typically the applicable LIBOR, or “L” , Secured Overnight Financing Rate or "SOFR" or Prime rate or “P”. The spread may change based on the type of rate used. The terms in the Schedule of Investments disclose the actual interest rate in effect as of the reporting period. LIBOR loans are typically indexed to a 30-day, 60-day, 90-day or 180-day LIBOR rate (1M L, 2M L, 3M L, or 6M L, respectively), at the borrower’s option. All securities are subject to a LIBOR or Prime rate floor where a spread is provided, unless noted. The spread provided includes PIK interest and other fee rates, if any.

(2) Valued based on PSLF’s accounting policy.

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PennantPark Senior Loan Fund, LLC

Consolidated Schedule of Investments

September 30, 2021

($ In Thousands)

Issuer Name	Maturity	Industry	Current Coupon	Basis Point Spread Above Index (1)	Par	Cost	Fair Value (2)
First Lien Secured Debt - 595.6%
Ad.net Acquisition, LLC	05/06/26	Media	7.00%	3M L + 600	$4,988	$4,920	$4,913
Altamira Technologies, LLC	07/24/25	Aerospace and Defense	8.00%	3M L+700	921	912	864
American Insulated Glass, LLC	12/21/23	Building Materials	6.50%	3M L+550	14,625	14,481	14,479
Any Hour Services	07/21/27	Personal, Food and Miscellaneous Services	6.75%	1M L+525	6,500	6,378	6,370
Apex Service Partners, LLC	07/31/25	Personal, Food and Miscellaneous Services	6.25%	1M L+550	6,569	6,518	6,504
Apex Service Partners, LLC Term Loan B	07/31/25	Personal, Food and Miscellaneous Services	6.55%	—	3,347	3,313	3,313
Applied Technical Services, LLC	12/29/26	Environmental Services	6.75%	3M L+575	7,444	7,336	7,295
Bottom Line Systems, LLC	02/13/23	Healthcare, Education and Childcare	6.25%	1M L+550	13,729	13,674	13,729
Crash Champions, LLC	08/05/25	Auto Sector	6.00%	1M L+525	5,985	5,873	5,865
DRS Holdings III, Inc.	11/03/25	Consumer Products	7.25%	1M L+625	13,428	13,335	13,334
ECL Entertainment, LLC	03/31/28	Hotels, Motels, Inns and Gaming	8.25%	3M L+750	4,604	4,560	4,707
ECM Industries, LLC	12/23/25	Electronics	5.50%	3M L+450	2,827	2,805	2,770
Global Holdings InterCo LLC	03/16/26	Banking, Finance, Insurance & Real Estate	7.00%	3M L+600	7,463	7,360	7,425
Hancock Roofing and Construction L.L.C.	12/31/26	Insurance	6.00%	3M L+500	5,955	5,819	5,895
Holdco Sands Intermediate, LLC	12/19/25	Aerospace and Defense	7.50%	3M L+600	12,071	11,934	12,010
HW Holdco, LLC	12/10/24	Media	5.50%	3M L+450	14,588	14,499	14,442
IMIA Holdings, Inc.	04/09/27	Aerospace and Defense	6.75%	3M L+600	9,059	8,890	8,878
Integrity Marketing Acquisition, LLC	08/27/25	Insurance	6.50%	3M L+550	7,868	7,803	7,829
Juniper Landscaping of Florida, LLC	12/22/21	Personal, Food and Miscellaneous Services	6.50%	3M L+550	9,420	9,420	9,420
K2 Pure Solutions NoCal, L.P.	12/20/23	Chemicals, Plastics and Rubber	8.00%	1M L+700	14,588	14,479	14,199
LAV Gear Holdings, Inc.	10/31/24	Leisure, Amusement, Motion Pictures, Entertainment	8.50%	3M L+750	2,120	2,107	1,987
Lightspeed Buyer Inc.	02/03/26	Healthcare, Education and Childcare	6.75%	1M L+550	12,472	12,273	12,472
Lombart Brothers, Inc.	04/13/23	Healthcare, Education and Childcare	7.25%	1M L+825	16,817	16,729	16,817
MAG DS Corp.	04/01/27	Aerospace and Defense	6.50%	1M L+550	5,837	5,581	5,253
Mars Acquisition Holdings Corp.	05/14/26	Media	6.50%	1M L+575	8,000	7,852	7,920
MBS Holdings, Inc.	04/16/27	Telecommunications	6.75%	3M L+550	7,481	7,338	7,332
MeritDirect, LLC	05/23/24	Media	6.50%	3M L+550	13,386	13,272	13,252
PlayPower, Inc.	05/08/26	Consumer Products	5.65%	3M L+575	3,805	3,778	3,736
Radius Aerospace, Inc.	03/31/25	Aerospace and Defense	6.75%	3M L+600	13,335	13,202	13,068
Rancho Health MSO, Inc.	12/18/25	Healthcare, Education and Childcare	6.75%	3M L+550	5,232	5,140	5,232
Recteq, LLC	01/29/26	Consumer Products	7.00%	3M L+450	9,950	9,775	9,851
Research Now Group, LLC and Dynata, LLC	12/20/24	Business Services	6.50%	3M L+600	14,695	14,602	14,508
Riverpoint Medical, LLC	06/20/25	Healthcare, Education and Childcare	5.50%	1M L+550	3,246	3,217	3,206
Sales Benchmark Index LLC	01/03/25	Business Services	7.75%	3M L+750	7,632	7,526	7,442
Sargent & Greenleaf Inc.	12/20/24	Electronics	7.00%	3M L+575	5,232	5,181	5,232
Signature Systems Holding Company	05/03/24	Chemicals, Plastics and Rubber	8.50%	1M L+525	13,500	13,397	13,365
Solutionreach, Inc.	01/17/24	Communications	6.75%	1M L+600	11,882	11,758	11,882
STV Group Incorporated	12/11/26	Transportation	5.33%	1M L+450	12,099	12,003	12,038
TAC LifePort Purchaser, LLC	03/01/26	Aerospace and Defense	7.00%	1M L+525	4,967	4,891	4,966
TeleGuam Holdings, LLC	11/20/25	Telecommunications	5.50%	3M L+525	4,593	4,558	4,547
Teneo Holdings LLC	07/18/25	Financial Services	6.25%	1M L+575	2,997	2,884	2,981
TPC Canada Parent, Inc. and TPC US Parent, LLC	11/24/25	Food	6.25%	1M L+625	5,593	5,537	5,425
TVC Enterprises, LLC	03/26/26	Transportation	6.75%	3M L+550	12,773	12,643	12,773
TWS Acquisition Corporation	06/16/25	Education	7.25%	3M L+450	9,648	9,515	9,648
Tyto Athene, LLC	04/03/28	Aerospace and Defense	6.25%	1M L+675	9,950	9,853	9,950
UBEO, LLC	04/03/24	Printing and Publishing	5.50%	1M L+500	4,710	4,676	4,687
Vision Purchaser Corporation	06/10/25	Media	7.75%	3M L+675	14,249	14,056	14,035
Wildcat Buyerco, Inc.	02/27/26	Electronics	6.00%	3M L+500	7,425	7,360	7,388

Total First Lien Secured Debt					409,602	405,009	405,232
Cash and Cash Equivalents—16.2%
BlackRock Federal FD Institutional 30						11,013	11,013
US Bank Cash						—	—
Total Cash and Cash Equivalents						11,013	11,013
Total Investments and Cash Equivalents—611.8%						$416,023	$416,246
Liabilities in Excess of Other Assets—(511.8)%							(348,213)
Members' Equity—100.0%							$68,032

(1) Represents floating rate instruments that accrue interest at a predetermined spread relative to an index, typically the applicable LIBOR, or "L" or Prime rate or "P". The spread may change based on the type of rate used. The terms in the Schedule of Investments disclose the actual interest rate in effect as of the reporting period. LIBOR loans are typically indexed to a 30-day, 60-day, 90-day or 180-day LIBOR rate (1ML, 2ML, 3ML or 6ML, respectively), at the borrower's option. All securities are subject to a LIBOR or PRime rate floor where a spread is provided, unless noted. The spread provided inlcudes PIK interest and other fee rate, if any.

(2) Valued based on PSLF's accounting policy.

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PENNANTPARK SENIOR LOAN FUND, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

1. ORGANIZATION

PennantPark Senior Loan Fund, LLC, or PSLF, is organized as a Delaware limited liability company and commenced operations in July 2020. PSLF is a joint venture between PennantPark Investment Corporation ("PNNT") and Pantheon Ventures (UK), LLP ("Pantheon"). In this report, except where the context suggests otherwise, the terms “Company,” “we,” “our,” or “us” refer to PSLF and its consolidated subsidiary.

The Company's investment objectives are to generate both current income and capital appreciation while seeking to preserve capital through debt and equity investments primarily made to U.S. middle-market companies in the form of first lien secured debt, second lien secured debt and subordinated debt and equity investments.

PNNT and Pantheon (individually a "Member" and collectively the "Members"), provide capital to PSLF in the form of notes and equity interests. On July 31, 2020, PNNT contributed its formerly wholly-owned subsidiary, PennantPark Investment Funding I, LLC (“Funding I”) to the Company in exchange for a 72% stake in PSLF. As of July 31, 2020, Funding I held $356.1 million of senior loans at fair value and had $240.0 million of debt outstanding (see Note 10). On July 31, 2020 Pantheon invested $35.0 million to acquire a 28% stake in PSLF of which $22.5 million was used to partially pay down Funding I's outstanding debt. Subsequent to the contribution of Funding I by PNNT, Funding I became a wholly-owned subsidiary of PSLF and its operations are consolidated with and into the operations of PSLF.

On October 31, 2020, PNNT and Pantheon contributed an additional $1.8 million and $27.5 million, respectively, to PSLF. PNNT’s and Pantheon’s additional investments came in at PSLF’s then current Members’ equity. As a result of the additional capital contribution, PNNT and Pantheon owned 60.5% and 39.5%, respectively, of the outstanding notes and equity interests of PSLF (see Note 6).

The administrative agent of the Company is PennantPark Investment Administration, LLC (the "Administrative Agent"). The Bank of New York Mellon Corporation (the "Sub-Administrator") provides certain services to the Company with respect to certain accounting matters and has the responsibility for the official books and records.

PNNT and Pantheon each appointed two members to PSLF’s four-person member designees’ committee. All material decisions with respect to PSLF, including those involving its investment portfolio, require unanimous approval of a quorum of the member designees. Quorum is defined as (i) the presence of two members of the member designees’ committee; provided that at least one individual is present that was elected, designated or appointed by each member; (ii) the presence of three members of the member designees’ committee, provided that the individual that was elected, designated or appointed by the member with only one individual present shall be entitled to cast two votes on each matter; and (iii) the presence of four members of the member designees or investment committee shall constitute a quorum, provided that two individuals are present that were elected, designated or appointed by each member.

PennantPark CLO IV, LLC ("CLO IV") is a wholly-owned subsidiary and was formed in March 2022 for the purpose of executing a debt securitization (See Note 10).

PENNANTPARK SENIOR LOAN FUND, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 (Continued)

2. SIGNIFICANT ACCOUNTING POLICIES

PSLF is considered an investment company under U.S. generally accepted accounting principles ("GAAP") and follows the accounting and reporting guidance applicable to investment companies in the Financial Accounting Standards Board Accounting Standards Codification Topic 946. References to the Accounting Standards Codification, as amended ("ASC"), serves as a source of accounting literature. Subsequent events are evaluated and disclosed as appropriate for events occurring through the date the consolidated financial statements are issued. The preparation of our consolidated financial statements in conformity with GAAP requires the Members to make estimates and assumptions that affect the reported amount of our assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reported periods. In the opinion of the Members, all adjustments, which are of a normal recurring nature, considered necessary for the fair presentation of financial statements have been included. Actual results could differ from these estimates due to changes in the economic and regulatory environment, financial markets and any other parameters used in determining such estimates and assumptions. We have eliminated all intercompany balances and transactions.

Our significant accounting policies consistently applied are as follows:

(a) Investment Valuations

We expect that there may not be readily available market values for many of our investments, which are or will be in our portfolio, and we value such investments at fair value as determined in good faith by or under the direction of our member designees’ using a documented valuation policy, described herein, and a consistently applied valuation process. With respect to investments for which there is no readily available market value, the factors that the member designees’ may consider in pricing our investments at fair value include, as relevant, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business, comparison to publicly traded securities and other relevant factors. When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, we consider the pricing indicated by the external event to corroborate or revise our valuation. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the price used in an actual transaction may be different than our valuation and the difference may be material. See Note 4.

Our portfolio generally consists of illiquid securities, including debt investments. With respect to investments for which market quotations are not readily available, or for which market quotations are deemed not reflective of the fair value, our member designees’ undertakes a multi-step valuation process each quarter, as described below:

(1)
Our quarterly valuation process begins with each portfolio company or investment being initially valued by the investment professionals of PennantPark Investment Advisers, LLC, the investment adviser to PNNT, responsible for the portfolio investment;

(2)
Preliminary valuation conclusions are then documented and discussed with the management of PennantPark Investment Advisers, LLC;

(3)
Our member designees also engages independent valuation firms to conduct independent appraisals of our investments for which market quotations are not readily available or are readily available but deemed not reflective of the fair value of the investment. The independent valuation firms review PennantPark Investment Advisers, LLC’s preliminary valuations in light of their own independent assessment and also in light of any market quotations obtained from an independent pricing service, broker, dealer or market maker;

(4)
Our member designees reviews the preliminary valuations of PennantPark Investment Advisers, LLC and those of the independent valuation firms on a quarterly basis, periodically assesses the valuation methodologies of the independent valuation firms, and responds to and supplements the valuation recommendations of the independent valuation firms to reflect any comments; and

(5)
Our member designees assesses these valuations and determines the fair value of each investment in our portfolio in good faith, based on the input of PennantPark Investment Advisers, LLC and the respective independent valuation firms.

Our member designees generally uses market quotations to assess the value of our investments for which market quotations are readily available. We obtain these market values from independent pricing services or at bid prices obtained from at least two brokers or dealers, if available, or otherwise from a principal market maker or a primary market dealer. PennantPark Investment Advisers, LLC assesses the source and reliability of bids from brokers or dealers. If the member designees’ has a bona fide reason to believe any such market quote does not reflect the fair value of an investment, it may independently value such investments by using the valuation procedure that it uses with respect to assets for which market quotations are not readily available.

(b) Security Transactions, Revenue Recognition, and Realized/Unrealized Gains or Losses

Security transactions are recorded on a trade-date basis. We record interest income on an accrual basis to the extent that we expect to collect such amounts. For loans and debt investments with contractual payment-in-kind, or PIK, interest, which represents interest accrued and added to the loan balance that generally becomes due at maturity, we will generally not accrue PIK interest when the portfolio company valuation indicates that such PIK interest is not collectable. We do not accrue as a receivable interest on loans and debt investments if we have reason to doubt our ability to collect such interest. Loan origination fees, original issue discount ("OID"), market discount or premium and deferred financing costs on liabilities, which we do not fair value, are capitalized and then accreted or amortized using the effective interest method as interest income or, in the case of deferred financing costs, as interest expense. Dividend income, if any, is recognized on an accrual basis on the ex-dividend date to the extent that we expect to collect such amounts. From time to time, the Company receives certain fees from portfolio companies, which are non-recurring in nature. Such fees include loan prepayment penalties, structuring fees and amendment fees, and are recorded as other investment income when earned.

PENNANTPARK SENIOR LOAN FUND, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 (Continued)

Loans are placed on non-accrual status when principal or interest payments are past due 30 days or more and/or if there is reasonable doubt that principal or interest will be collected. Accrued interest receivable is generally reversed when a loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon the Members’ judgment. Non-accrual loans are restored to accrual status when past due principal and interest is paid and, in the Members’ judgment, are likely to remain current. There were no loans on non-accrual status as of September 30, 2022 and 2021.

We measure realized gains and losses by the difference between the net proceeds from the net proceeds from the repayment or sale and the amortized cost basis of the investment, using the specific identification method, without regard to unrealized appreciation or depreciation previously recognized, but considering prepayment penalties. Net change in unrealized appreciation or depreciation reflects the change in the fair values of our portfolio investments during the reporting period period, including any reversal of previously recorded unrealized appreciation and depreciation , when gains or losses are realized.

(c) Income Taxes

PSLF is classified as a partnership for U.S. federal income tax purposes and is not subject to U.S. federal income tax. Accordingly, no provisions for U.S. income taxes have been made. The Members are responsible for reporting their share of the PSLF’s income or loss on their U.S. income tax returns.

In accordance with FASB ASC Topic 740, the member designees are required to determine whether a tax position of PSLF is more likely than not, based on the technical merits of the position, to be sustained upon examination including resolution of any related appeals or litigation processes. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in PSLF recording a tax liability that would reduce members’ capital.

For the years ended September 30, 2022 and 2021, there were no material uncertain income tax positions.

(d) Foreign Currency Translation

Our books and records are maintained in U.S. dollars. Any foreign currency amounts are translated into U.S. dollars on the following basis:

1.
Fair value of investment securities, other assets and liabilities – at the exchange rates prevailing at the end of the applicable period; and

2.
Purchases and sales of investment securities, income and expenses – at the exchange rates prevailing on the respective dates of such transactions.

Although net assets and fair values are presented based on the applicable foreign exchange rates described above, we do not isolate that portion of the results of operations due to changes in foreign exchange rates on investments, other assets and debt from the fluctuations arising from changes in fair values of investments held. Such fluctuations are included with the net realized and unrealized gain or loss from investments and liabilities.

Foreign security and currency translations may involve certain considerations and risks not typically associated with investing in U.S. companies and U.S. government securities. These risks include, but are not limited to, currency fluctuations and revaluations and future adverse political, social and economic developments, which could cause investments in foreign markets to be less liquid and prices to be more volatile than those of comparable U.S. companies or U.S. government securities.

(e) Consolidation

As explained by ASC paragraph 946-810-45, PSLF will generally not consolidate its investment in a company other than an investment company subsidiary or a controlled operating company whose business consists of providing services to us.

(f) Recent Accounting Pronouncements

In March 2020, the FASB issued Accounting Standards Update No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting.” The guidance provides optional expedients and exceptions for applying GAAP to contract modifications, hedging relationships and other transactions, subject to meeting certain criteria, that reference LIBOR or another reference rate expected to be discontinued because of the reference rate reform. ASU 2020-04 is effective for all entities as of March 12, 2020 through December 31, 2022. The Company utilized the optional expedients and exceptions provided by ASU 2020-04 during the year ended September30, 2022, the effect of which was not material to the consolidated financial statements and the notes thereto.

In March 2022, the FASB issued ASU 2022-02, “Financial Instruments - Credit Losses (Topic 326)”, which is intended to address issues identified during the post-implementation review of ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The amendment, among other things, eliminates the accounting guidance for troubled debt restructurings by creditors in Subtopic 310-40, “Receivables - Troubled Debt Restructurings by Creditors”, while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. The new guidance is effective for interim and annual periods beginning after December 15, 2022. The Company is currently evaluating the impact of the adoption of ASU 2022-02 on its consolidated financial statement and disclosures.

PENNANTPARK SENIOR LOAN FUND, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 (Continued)

In June 2022, the FASB issued Accounting Standards Update No. 2022-03, or ASU, 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, or ASU 2022-03, which changed the fair value measurement disclosure requirements of ASC Topic 820, Fair Value Measurements and Disclosures, or ASC 820. The amendments clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The new guidance is effective for fiscal years beginning after December 15, 2023, including interim periods therein. Early application is permitted. The Company is currently evaluating the impact the adoption of this new accounting standard will have on its consolidated financial statements, but the impact of the adoption is not expected to be material.

3. AGREEMENTS AND RELATED PARTY TRANSACTIONS

For the years ended September 30, 2022 and 2021, PSLF purchased $431.2 million and $149.4 million, respectively, in investments from PNNT and other affiliated entities.

For the years ended September 30, 2022 and 2021, PSLF incurred $1.2 million and $1.2 million in administrative services paid to the Administrative Agent. The Administrative Agent provides administration services to PSLF at an annual rate of 0.25% based on average gross assets.

For the years ended September 30, 2022 and 2021, PSLF incurred $11.7 million and $9.5 million in interest expense related to the notes outstanding with the Members.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value, as defined under ASC Topic 820, Fair Value Measurement, is the price that we would receive upon selling an investment or pay to transfer a liability in an orderly transaction to a market participant in the principal or most advantageous market for the investment or liability. ASC Topic 820 emphasizes that valuation techniques maximize the use of observable market inputs and minimize the use of unobservable inputs. Inputs refer broadly to the assumptions that market participants would use in pricing an asset or liability, including assumptions about risk. Inputs may be observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing an asset or liability based on market data obtained from sources independent of us. Unobservable inputs reflect the assumptions market participants would use in pricing an asset or liability based on the best information available to us on the reporting period date.

ASC 820 classifies the inputs used to measure these fair values into the following hierarchies:

Level 1: Inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities, accessible by us at the measurement date.

Level 2: Inputs that are quoted prices for similar assets or liabilities in active markets, or that are quoted prices for identical or similar assets or liabilities in markets that are not active and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term, if applicable, of the financial instrument.

Level 3: Inputs that are unobservable for an asset or liability because they are based on our own assumptions about how market participants would price the asset or liability.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Generally, most of our investments are classified as Level 3. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the price used in an actual transaction may be different than our valuation and those differences may be material.

The inputs into the determination of fair value may require significant management judgment or estimation. Even if observable market data is available, such information may be the result of consensus pricing information, disorderly transactions or broker quotes which include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimer would result in classification as Level 3 information, assuming no additional corroborating evidence were available. Corroborating evidence that would result in classifying these non-binding broker/dealer bids as a Level 2 asset includes observable market-based transactions for the same or similar assets or other relevant observable market-based inputs that may be used in pricing an asset.

Our investments are generally structured as debt in the form of first lien secured debt, but may also include second lien secured debt, subordinated debt and equity investments. The transaction price, excluding transaction costs, is typically the best estimate of fair value at inception. Ongoing reviews by the Members and independent valuation firms are based on an assessment of each underlying investment, incorporating valuations that consider the evaluation of financing and sale transactions with third parties, expected cash flows and market-based information including comparable transactions, performance multiples and yields, among other factors. These non-public investments using unobservable inputs are included in Level 3 of the fair value hierarchy.

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in our ability to observe valuation inputs may result in a reclassification for certain financial assets or liabilities.

In addition to using the above inputs in valuing cash equivalents and investments, we employ the valuation policy approved by our member designees’ that is consistent with ASC 820. Consistent with our valuation policy, we evaluate the source of inputs, including any markets in which our investments are trading, in determining fair value. See Note 2.

PENNANTPARK SENIOR LOAN FUND, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 (Continued)

As outlined in the table below, some of our Level 3 investments using a market comparable valuation technique are valued using the average of the bids from brokers or dealers. The bids include a disclaimer, may not have corroborating evidence, may be the result of a disorderly transaction and may be the result of consensus pricing. The Members assess the source and reliability of bids from brokers or dealers. If the member designee has a bona fide reason to believe any such market quote does not reflect the fair value of an investment, it may independently value such investments by using the valuation procedure that it uses with respect to assets for which market quotations are not readily available.

Some of our investments can also be valued using a market comparable or an enterprise market value technique. With respect to investments for which there is no readily available market value, the factors that the member designees’ may consider in pricing our investments at fair value include, as relevant, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and discounted cash flow, the markets in which the portfolio company does business, comparison to publicly traded securities and other relevant factors. When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, the pricing indicated by the external event, excluding transaction costs, is used to corroborate the valuation. When using earnings multiples to value a portfolio company, the multiple used requires the use of judgment and estimates in determining how a market participant would price such an asset. These non-public investments using unobservable inputs are included in Level 3 of the fair value hierarchy. Generally, the sensitivity of unobservable inputs or combination of inputs such as industry comparable companies, market outlook, consistency, discount rates and reliability of earnings and prospects for growth, or lack thereof, affects the multiple used in pricing an investment. As a result, any change in any one of those factors may have a significant impact on the valuation of an investment. Generally, an increase in a market yield will result in a decrease in the valuation of a debt investment, while a decrease in a market yield will have the opposite effect. Generally, an increase in an EBITDA multiple will result in an increase in the valuation of an investment, while a decrease in an EBITDA will have the opposite effect.

Our Level 3 valuation techniques, unobservable inputs and ranges were categorized as follows for ASC 820 purposes:

($ In Thousands)
Asset Category	Fair value at September 30, 2022	Valuation Technique	Unobservable Input	Range of Input (Weighted Average) (1)
First lien	$95,968	Market Comparable	Broker/Dealer bids or quotes	N/A
First lien	634,140	Market Comparable	Market Yield	6.0% - 11.2% (9.0%)
Total Level 3 investments	$730,108

Asset Category	Fair value at September 30, 2021	Valuation Technique	Unobservable Input	Range of Input (Weighted Average) (1)
First lien	$125,484	Market Comparable	Broker/Dealer bids or quotes	N/A
First lien	279,748	Market Comparable	Market Yield	6.1% – 11.1% (7.3%)
Total Level 3 investments	$405,232

(1) The weighted average disclosed in the table above was weighted by its relative fair value.

Our investments, cash and cash equivalents were categorized as follows in the fair value hierarchy for ASC 820 purposes:

	Fair Value at September 30, 2022
Description	Level 1	Level 2	Level 3	Total Fair Value
First lien	$—	$—	$730,108	$730,108
Total investments	—	—	730,108	730,108
Cash and cash equivalents	42,966	—	—	42,966
Total investments, cash and cash equivalents	$42,966	$—	$730,108	$773,073

	Fair Value at September 30, 2021
Description	Level 1	Level 2	Level 3	Total Fair Value
First lien	$—	$—	$405,232	$405,232
Total investments	—	—	405,232	405,232
Cash and cash equivalents	11,013	—	—	11,013
Total investments, cash and cash equivalents	$11,013	$—	$405,232	$416,246

PENNANTPARK SENIOR LOAN FUND, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 (Continued)

The tables below show a reconciliation of the beginning and ending balances for fair valued investments measured using significant unobservable inputs (Level 3):

	For the Year Ended September 30, 2022
Description	Debt Investments	Total
Beginning Balance	$405,233	$405,233
Net realized gains	376	376
Net change in unrealized depreciation	(8,334)	(8,334)
Purchases, PIK interest and net discount accretion	433,314	433,314
Sales, repayments and non-cash exchanges	(100,481)	(100,481)
Transfers into and/or out of Level 3	—	—
Ending Balance	$730,108	$730,108
Net change in unrealized depreciation reported within the net change in unrealized (depreciation) appreciation on investments in our Consolidated Statements of Operations attributable to our Level 3 assets still held at the reporting date	$(8,186)	$(8,186)

	For the Year Ended September 30, 2021
Description	Debt Investments	Total
Beginning Balance	$353,366	$353,366
Net realized gains	545	545
Net unrealized depreciation	4,880	4,880
Purchases, net discount accretion and non-cash exchanges	151,330	151,330
Sales, repayments and non-cash exchanges	(104,888)	(104,888)
Transfers into and/or out of Level 3	—	-
Ending Balance	$405,233	$405,233
Net change in unrealized depreciation reported within the net change in unrealized (depreciation) appreciation on investments in our Consolidated Statements of Operations attributable to our Level 3 assets still held at the reporting date	$5,234	$5,234

5. CASH AND CASH EQUIVALENTS

Cash equivalents represent cash in money market funds pending investment in longer-term portfolio holdings. Our portfolio may consist of temporary investments in U.S. Treasury Bills (of varying maturities), repurchase agreements, money market funds or repurchase agreement-like treasury securities. These temporary investments with original maturities of 90 days or less are deemed cash equivalents and are included in the Consolidated Schedule of Investments. U.S. Treasury Bills with maturities greater than 60 days from the time of purchase are valued consistent with our valuation policy. As of September 30, 2022 and 2021, cash and cash equivalents consisted of money market funds in the amounts of $42.9 million and $11.0 million at fair value.

6. MEMBERS’ EQUITY

PNNT and Pantheon provide capital to PSLF in the form of equity interests. As described in Note 1, PNNT and Pantheon's initial equity interests ownership percentages were 72.0% and 28%, respectively. On October 31, 2020, PNNT and Pantheon contributed an additional $10.8 million , non pro-rata, to PSLF. PNNT and Pantheon’s additional equity investments came in at PSLF’s then current Members equity. As a result, PNNT and Pantheon owned 60.5% and 39.5%, respectively, of the equity interests of PSLF. As of September 30, 2022 and 2021 the equity interest ownership percentages remained 60.5% and 39.5% respectively.

7. NOTES PAYABLE TO MEMBERS

PNNT and Pantheon provide capital to PSLF in the form of subordinated notes. As described above in Note 1, PNNT and Pantheon initially owned 72.0% and 28.0% respectively, of the subordinated notes. On October 31, 2020, PNNT and Pantheon contributed an additional $18.5 million, non pro-rata, to PSLF in the form of additional subordinated notes. As a result, PNNT and Pantheon owned 60.5% and 39.5%, respectively, of the subordinated notes of PSLF. As of September 30, 2022 and 2021, the subordinated notes ownership percentages remained 60.5% and 39.5% respectively.

As of September 30, 2022 and 2021, the subordinated notes outstanding were $145.5 million and $106.0 million and is shown as Notes payable to members on the Consolidated Statement of Assets and Liabilities and Members Equity. The notes bear interest at 3-month LIBOR plus 8% and matures on July 31, 2027.

PENNANTPARK SENIOR LOAN FUND, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 (Continued)

8. RISKS AND UNCERTAINTIES

Investments

PSLF seeks investment opportunities that offer the possibility of attaining income generation, capital preservation and capital appreciation including investments in private companies. Certain events particular to each industry in which PSLF’s investments conduct their operations, as well as general economic and political conditions, may have a significant negative impact on the investee’s operations and profitability. Such events are beyond PSLF’s controls, and the likelihood that they may occur cannot be predicted. Furthermore, investments of PSLF are made in private companies and there are generally no public markets for these securities at the current time. The ability of PSLF to liquidate these investments and realize value is subject to significant limitations and uncertainties.

Leverage Risk

PSLF may borrow funds in order to increase the amount of capital available for investment. The use of leverage can improve the return on invested capital, however, such use may also magnify the potential for loss on invested capital. If the value of PSLF’s assets decreases, leveraging would cause members’ equity to decline more sharply than it otherwise would have had PSLF not used leverage. Similarly, any decrease in PSLF’s income would cause net income to decline more sharply than it would have had PSLF not borrowed. Borrowings will usually be from credit facilities and will typically be secured by PSLF’s securities and other assets. Under certain circumstances, such credit facilities may demand an increase in the collateral that secures PSLF’s obligations and if PSLF was unable to provide additional collateral, the credit facilities could liquidate assets held in the account to satisfy PSLF’s obligations. Liquidation in this manner could have adverse consequences. Additionally, the amount of PSLF’s borrowings and the interest rates on those borrowings, which will fluctuate, could have a significant effect on PSLF’s profitability.

Credit Risk

PSLF primarily invests in first lien secured debt to middle-market companies. A majority of the investments held by PSLF are subject to restrictions on their resale or are otherwise illiquid. PSLF assumes the credit risk of the borrower. In the event that the borrower becomes insolvent or enters bankruptcy, PSLF may incur certain costs and delays in realizing payment, or may suffer a loss of principal and/or interest.

9. FINANCIAL HIGHLIGHTS

The Members are responsible for all investment making and business decisions, therefore, there is no requirement to show financial highlights per ASC Topic 946, which have been omitted accordingly.

10. LEVERAGE

Credit Facility

As described in Note 1 above, PNNT contributed Funding I to the Company. As of the contribution date Funding I had a $250 million senior secured revolving credit facility with BNP Paribas (the “BNP Credit Facility”). The BNP Credit Facility is a five-year revolving facility with a stated maturity of February 22, 2024 and bears interest at LIBOR plus 2.60%. The BNP Credit Facility is secured by all of the assets of Funding I.

In November 2020, Funding I amended the BNP Credit Facility and increased the size to $275 million.

In March 2022, Funding I amended the BNP Credit Facility (the “Amended BNP Credit Facility”) and reduced the total commitment to $225 million, extended the revolving period to March 2025 and extended maturity to March 2027. The Amended BNP Credit Facility bears interest at SOFR plus 2.55%.

In September 2022, Funding I amended the Amended BNP Credit Facility and increased the total commitment to $325 million and amended the interest rate to SOFR plus 2.60%.

Asset - Backed Debt

In March 2, 2022, CLO IV completed a $300 million debt securitization in the form of a collateralized loan obligation (the "Debt Securitization" or the "2034 Asset-Backed Debt"). The 2034 Asset-Backed Debt is secured by a diversified portfolio consisting primarily of middle market loans and participation interests in middle market loans. The Debt Securitization was executed through (A) a private placement of: (i) $30.0 million Class A-1a Loans maturing 2034, which bear interest at the three-month SOFR plus 1.7%, (ii) $50.0 million Class A-1b Senior Secured Fixed Rate Notes due 2034, which bear interest at 3.45%, (iii) $12.0 million Class A-2 Senior Secured Floating Rate Notes due 2034, which bear interest at the three-month SOFR plus 1.9%, (iv) $21.0 million Class B Senior Secured Floating Rate Notes due 2034, which bear interest at the three-month SOFR plus 2.1%, (v) $24.0 million Class C Secured Deferrable Floating Rate Notes due 2034, which bear interest at the three-month SOFR plus 2.9%, (vi) $18.0 million Class D Secured Deferrable Floating Rate Notes due 2034, which bear interest at the three-month SOFR plus 4.0%, and (vii) $91.0 million Class A-1a Senior Secured Floating Rate notes due 2034 which bears interest at the three-month SOFR plus 1.7%, under a credit agreement by and among CLO IV, as issuer, various financial institutions, as lenders, and Wilmington Trust, National Association, as collateral trustee and as loan agent. As of September 30, 2022 the balance of the 2034 Asset-Backed Debt was $246.0 million.

PENNANTPARK SENIOR LOAN FUND, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 (Continued)

On the closing date of the Debt Securitization, in consideration of our transfer to CLO IV of the initial closing date loan portfolio, Funding I received 100% of the Subordinated Notes of CLO IV, and a portion of the net cash proceeds received from the sale of the 2034 Asset-Backed Debt. The Subordinated Notes do not bear interest and had a stated value of approximately $58.0 million at the closing of the Debt Securitization.

The 2034 Asset-Backed Debt is included in the Consolidated Statement of Assets, Liabilities and Members' Equity as debt of the Company and the Subordinated Notes were eliminated in consolidation. As of September 30, 2022, the Company had $246.0 million 2034 Asset-Backed Debt outstanding with a weighted average interest rate of 5.0%. As of September 30, 2022, the unamortized fees on the 2034 Asset-Backed Debt were $2.1 million.

11. COMMITMENT AND CONTINGENCIES

As of September 30, 2022, The Company has $0.1 million of unfunded commitments to fund investments.

The Company has provided general indemnifications to the Members, any affiliate of the Members, and any person acting on behalf of he Members or that affiliate when they act , in good faith, in the best interest of the Company. The Company is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim but expects the risk of having to make any payments under these general business indemnifications to be remote.

12. SUBSEQUENT EVENTS

Subsequent events are evaluated and disclosed as appropriate for events occurring through the date of the consolidated financial statements were available to be issued on November 17, 2022.

On October 20, 2022 PSLF issued and the Members funded a capital call in the amount of $20.0 million